Exhibit 97

ORCHID ISLAND CAPITAL, INC.
INCENTIVE COMPENSATION RECOUPMENT POLICY

This Incentive Compensation Recoupment Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Orchid Island Capital, Inc. (the “Company”) effective as of October 11, 2023 (the “Effective Date”). This Policy, as amended, will be administered by the Compensation Committee of the Board (the “Administrator”). This Policy supersedes and replaces that certain Orchid Island Capital, Inc. Incentive Compensation Recoupment Policy, originally effective as of December 13, 2017, in its entirety.

1.    Recoupment. If the Company is required to prepare a Restatement, the Administrator shall, unless determined to be Impracticable, take reasonably prompt action to recoup all Recoverable Compensation from any Covered Person. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy). The Administrator may, in its sole discretion and in the exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding any recovery of Recoverable Compensation tied to a Restatement and to impose such other discipline as it deems appropriate.

2.    Method of Recoupment. Subject to applicable law, the Administrator may seek to recoup Recoverable Compensation by (i) requiring a Covered Person to repay such amount to the Company; (ii) offsetting a Covered Person’s other compensation; or (iii) such other means or combination of means as the Administrator, in its sole discretion, determines to be appropriate. To the extent that a Covered Person has already reimbursed the Company for any Recoverable Compensation under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Recoverable Compensation that is subject to recovery under this Policy. To the extent that a Covered Person fails to repay all Recoverable Compensation to the Company as determined pursuant to this Policy, the Company shall take all actions reasonable and appropriate to recover such amount, subject to applicable law. The applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Recoverable Compensation in accordance with the immediately preceding sentence.

3.    Administration of Policy. The Administrator shall have full authority to administer, amend or terminate this Policy. The Administrator shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Administrator shall be final, binding and conclusive. Notwithstanding anything in this Section 3 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, rules of the U.S. Securities and Exchange Commission (the “SEC”) or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. The Administrator shall consult with the Company’s audit committee, chief financial officer and chief accounting officer, as applicable, as needed in order to properly administer and interpret any provision of this Policy.

4.    Notice and Acknowledgement. The Administrator may provide notice to and seek written acknowledgement of this Policy from each Covered Person; provided that the failure to provide such notice or obtain such acknowledgement shall not affect the applicability or enforceability of this Policy. Following a Restatement, the Administrator shall determine the amount of any Recoverable Compensation with respect to each Covered Person, if any, and shall provide prompt written notice to each such Covered Person setting forth the amount of, and a demand for repayment or return of, such Recoverable Compensation, as applicable.

5.    No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, the Company shall not be required or permitted to indemnify any Covered Person against the loss of any Recoverable Compensation or any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Person from the application of this Policy or that waives the Company’s right to recovery of any Recoverable Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

6.    Disclosures and Record Keeping. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”)) and any applicable exchange listing standard.

7.    Governing Law. The validity, construction, and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Maryland without regard to its conflicts of laws principles.

8.    Successors. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.    Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Administrator, or the officer or officers of the Company authorized to take such action if Administrator action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The Applicable Period shall also include any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following the three completed fiscal years. For purposes of this Policy, the Administrator shall be deemed to have reasonably concluded that a Restatement is required on the date that the Company’s audit committee or the Company’s chief financial officer, as applicable, informs the Administrator in writing that such a Restatement will be required, unless the Company’s audit committee or the Company’s chief financial officer, as applicable, informs the Administrator that an alternative date is more accurate for purposes of determining the Applicable Period.

“Covered Person” means any person who receives Recoverable Compensation.

“Executive Officer” includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s controlled affiliates) who performs similar policy-making functions for the Company.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures), and any measure that is derived wholly or in part from such measure. Stock price and total stockholder return (“TSR”) are Financial Reporting Measures. Examples of additional Financial Reporting Measures include, but are not limited to, measures based on: revenues, net income, operating income, financial ratios, EBITDA, liquidity measures, return measures (such as return on assets), or profitability measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable exchange listing standard, the Administrator determines that recovery of the Incentive-Based Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in recovering the Incentive-Based Compensation would exceed the amount to be recovered; (ii) it has concluded that the recovery of the Incentive-Based Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of Incentive-Based Compensation would cause a tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount must be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). As of the effective date of this Policy (but subject to changes that may occur in accounting principles and rules following the effective date), a Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to, retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.